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
INTERNATIONAL BANK FOR RECONSTRUCTION       1818 H Street N.W.         (202) 522-1588; (202) 477-1234
AND DEVELOPMENT
                                            Washington, D.C. 20433     Cable Address:  INTBAFRAD
                                            U.S.A.
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                                                                 FILE NO. 1-3431
                                                                   REGULATION BW
                                                                          RULE 3


                                                                  March 26, 2001

VIA EDGAR

Securities and Exchange Commission
File Desk, Room 1004
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

         Attached please find a Report dated March 26, 2001 of the International Bank for Reconstruction and Development (the "Bank") under Rule 3 of Regulation BW with respect to the Bank's US$3,500,000,000 5% Global Notes due March 28, 2006, issued under the Bank's Global Debt Issuance Facility.

                                                       Sincerely yours,

                                                       /s/ Scott B. White

                                                       Scott B. White
                                                       Chief Counsel,
                                                       Finance



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